UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498

Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES TERM SHEET TO AQUIRE 51% OF OUTSTANDING SHARES OF EDEN BRIUT TEVA MARKET LTD., AN ISRAELI RETAIL COMPANY SPECIALIZING IN ORGANIC, NATURAL AND HEALTH FOOD PRODUCTS.

ROSH HAAYIN, Israel, August 3, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that its Board of Directors had approved the signing of a term sheet (hereinafter: the “Term Sheet”), with Eden Briut Teva Market Ltd. (hereinafter: “Eden”) and with Eden’s shareholders, for the acquisition of 51% of the outstanding shares of Eden, a private Israeli retail company established in 2003, currently operating 2 supermarket stores, specializing in organic, natural and health food products.

The Term Sheet provides for Blue Square to acquire 51% of Eden’s outstanding shares for a cash payment in the amount of NIS 22.5 million (approx. $ 5.2 million). In addition, Blue Square will provide Eden with shareholder loans in the amount of NIS 47 million (approx. $10.8 million).

Blue Square and Eden’s shareholders agreed to collaborate to accelerate the development of Eden’s chain of supermarkets.

The Term Sheet also provides Blue Square with the right to appoint a majority of the board of directors and a majority of the executive committee of Eden. Various significant decisions regarding Eden would require the approval of 55% of the directors (if a board approval is required) and 55% of the shareholders at a shareholders meeting (if a shareholders meeting is required). The Term Sheet also provides for Blue Square to provide all guarantees and financing required in connection with Eden’s operations in the future, the repayment of existing shareholder loans in the amount of NIS 4.7 million (approx. $1.08 million) and the payment of a bonus to Eden’s CEO upon the satisfaction of various thresholds. Each of Blue Square and the existing shareholders would agree to grant first refusal rights and tag along rights in connection with any proposed transfer of Eden shares in the future.

The transaction is conditioned upon receipt of all necessary regulatory approvals, including Israeli anti-trust approval, as well as the completion of due diligence examination by Blue Square. It is intended that the closing date would occur no later than 60 days from the signing of the Term Sheet, by which time it is contemplated that the parties would have signed a detailed agreement.

Due to the above conditions, there is no certainty that the transaction will actually be completed.

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 181 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of Blue Square, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of Blue Square’s accounting policies, as well as certain other risks and uncertainties which are detailed in Blue Square’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.